Filed by REMEC, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: REMEC, Inc.

Commission File No.: 1-16541

On July 27, 2005, REMEC issued the following press release:

REMEC Sets Date for Special Meeting of Shareholders

SAN DIEGO, CA — July 27, 2005 — REMEC, Inc. (NASDAQ: REMC) announced today that it will hold a Special Meeting of Shareholders at 10:00 a.m. PDT on Wednesday, August 31, 2005 to vote both on the sale of selected assets and liabilities of REMEC’s Wireless Systems business to Powerwave Technologies, Inc. (NASDAQ:PWAV) and approval of a plan of liquidation to permit the orderly liquidation of REMEC’s remaining assets.

REMEC also announced that the Securities and Exchange Commission (SEC) today declared effective the registration statement on Form S-4 containing the proxy statement that will be mailed on or about July 29, 2005 to REMEC shareholders who are entitled to vote as of the record date of July 15, 2005. This proxy statement provides more information on the proposals to be considered at the Special Meeting and can be viewed at the company’s web site at www.remec.com, or the SEC’s web site at www.sec.gov. The REMEC board of directors unanimously approved this sale as being in the best interests of shareholders and recommends a vote FOR both the sale and the plan of liquidation.

REMEC anticipates that the transaction will close in early September 2005, subject to approvals by REMEC shareholders and satisfaction of other closing conditions.

Immediately following the closing, REMEC intends to distribute all of the 10 million shares of Powerwave common stock that it will receive in the sale to its shareholders. This would result in REMEC shareholders receiving approximately one share of Powerwave stock for each three shares of REMEC common stock that they own. REMEC also intends to make an initial distribution to its shareholders of between $1.25 and $1.75 in cash soon after the close. Assuming a closing share price for Powerwave common stock of $11.50 and a total cash distribution of between $2.45 and $2.95, the total distribution to REMEC shareholders would be approximately $6.30 to $6.80 per share.

About REMEC, Inc.

REMEC, Inc. is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks. REMEC is located at 3790 Via de la Valle, Del Mar, CA 92014. For more information, visit the company’s web site at www.remec.com or call 858-842-3000. REMEC is a registered trademark of REMEC, Inc.

About Powerwave Technologies, Inc.

Powerwave Technologies, Inc., is a global supplier of end-to-end wireless solutions for wireless communications networks. Powerwave designs, manufactures and markets antennas, boosters, combiners, filters, repeaters, multi-carrier RF power amplifiers and tower-mounted amplifiers and advanced coverage solutions, all for use in cellular, PCS and 3g networks throughout the world. Corporate headquarters are located at 1801 E. St. Andres Place, Santa Ana, Calif. 92705. Telephone 714-466-1000. For more information on Powerwave’s advanced wireless coverage and capacity solutions, please call (888)-PWR-WAVE (797-9283) or visit the company’s web site at www.powerwave.com. Powerwave, Powerwave Technologies and the Powerwave logo are registered trademarks of Powerwave Technologies, Inc.

Forward-looking Statements

Statements in the press release that not historical are forward-looking statements, which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainties that are detailed from time to time in our filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

Powerwave Technologies, Inc. has filed a registration statement on Form S-4 and REMEC has filed a proxy statement in connection with the sale of selected assets and liabilities of REMEC’s Wireless Systems business to Powerwave. Investors and security holders are urged to read the registration statement on Form S-4 and related proxy statement because they contain important information about the sale. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with SEC by REMEC by contacting REMEC Investor Relations at 858-842-3399 or they can call our proxy solicitor MacKenzie Partners, Inc. at 800-322-2885.

REMEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of REMEC in connection with the proposed sale transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the registration statement on Form S-4 and related proxy statement described above. Additional information regarding the directors and executive officers of REMEC is also included in REMEC’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2005, which was filed with the SEC on May 31, 2005. This document is available free of charge at the company’s web site at www.remec.com, the SEC’s web site at

www.sec.gov and from REMEC by contacting REMEC Investor Relations at 858-842-3399.

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For information contact:

Marie Castro

REMEC, Inc.

858-842-3399

or

Dan Sullivan

MacKenzie Partners, Inc.

800-322-2885